

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

May 12, 2017

Via E-mail
Scott E. Wiegand, Esq.
Senior Vice President, Deputy General Counsel
and Corporate Secretary
Caesars Entertainment Corporation
One Caesars Palace Drive
Las Vegas, NV 89109

> **Re: Caesars Entertainment Corporation**
> **Registration Statement on Form S-4**
> **Filed March 13, 2017**
> **File No. 333-216636**
> **Supplemental Response Submitted April 24, 2017**

Dear Mr. Wiegand:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your response to comment 3 in your letter dated April 24, 2017. We continue to evaluate your response and may have further comment.

CEC Unaudited Consolidated Condensed Pro Forma Financial Statements, page 51

2.   Please tell us the terms of the transaction that resulted in your determination that the leaseback of the facilities to New CEOC will not qualify for sale-leaseback accounting. Within your response, please tell us the authoritative accounting literature management relied upon in making this determination.

Notes to Unaudited Consolidated Condensed Pro Forma Financial Statements, page 66

3.   Please revise adjustment (y) in Note 3 to disclose the interest rate used to estimate the interest expense for the finance obligation.

Contractual Obligations and Commitments, page 155

4.   Please revise to also provide a table of contractual obligations on a pro forma basis.

Caesars Entertainment Operating Company, Inc. (Debtor-In-Possession)

Note 7 – Goodwill and Other Intangible Assets, F-101

5.   We note that you have recorded intangible assets not subject to amortization. Please tell us more about the trademarks and gaming rights and the factors you considered in determining that they have an indefinite life. In this regard, please tell us how you determined there are no legal, regulatory, contractual, competitive, economic or other factors that limit the useful life of the trade names and gaming licenses. See ASC 350-30-35-1 through -5.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Isaac Esquivel, Staff Accountant, at (202) 551-3395 or Dan Gordon, Senior Assistant Chief Accountant, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Rahul K. Patel, Staff Attorney, at (202) 551-3799 or me at (202) 551-3233 with any other questions.

                                                Sincerely,

                                                /s/ Tom Kluck

                                                Tom Kluck
                                                Legal Branch Chief
                                                Office of Real Estate and
                                                Commodities

cc: Monica Thurmond, Esq.